October 5, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Compellent Technologies, Inc. (the “Company”)
Form S-1 Registration Statement
Registration File No. 333-144255
Ladies and Gentlemen:
The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”) to become effective at 2:00 p.m. Eastern Time on October 9, 2007 or as soon thereafter as is practicable.
In connection with this request, the undersigned registrant hereby acknowledges that:
     (i)     should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
     (ii)     the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and
     (iii)     the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Compellent Technologies, Inc.
By:	/s/ Philip E. Soran
Philip E. Soran
Chairman of the Board, President and Chief Executive Officer

cc:	John R. Judd, Compellent Technologies, Inc.
Mark P. Tanoury, Esq., Cooley Godward Kronish llp
John T. McKenna, Esq., Cooley Godward Kronish llp
Nicole C. Brookshire, Esq., Cooley Godward Kronish llp
Kenneth R. McVay, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Daniel E. O’Connor, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
John F. Dietz, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP